

LEE AND CROWLEY

ACCOUNTANTS & ADVISORS

bluShift Aerospace, Inc.

Financial Statements

December 31, 2021

423 W Broadway, Suite 304
Boston, Massachusetts
www.LeeandCrowley.com
617-356-8220

bluShift Aerospace, Inc.

Table of Contents

Independent Auditor's Report

To the Board of Directors
bluShift Aerospace, Inc.
Brunswick, Maine

Opinion

We have audited the financial statements of bluShift Aerospace, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of bluShift Aerospace, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of bluShift Aerospace, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Recurring Operating Losses

As discussed in Note 1 to the financial statements, bluShift Aerospace, Inc. has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about bluShift Aerospace, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued.

423 W Broadway, Suite 304 | Boston, Massachusetts | www.LeeandCrowley.com | 617-356-8220



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than from one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of bluShift Aerospace, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about bluShift Aerospace, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Lee & Crowley, LLC

August 30, 2022
Boston, Massachusetts

2

423 W Broadway, Suite 304 | Boston, Massachusetts | www.LeeandCrowley.com | 617-356-8220

bluShift Aerospace, Inc.

Balance Sheet

December 31, 2021

Assets

Current assets:

Cash and cash equivalents	$	165,419

Property and equipment:

Leasehold improvements		12,674
Less accumulated depreciation and amortization		1,056
Property and equipment, net		11,618

Other assets:

Security deposit		858

Total Assets	$	177,895

Liabilities and Stockholder's Deficit

Current Liabilities:

Accounts payable	$	20,010
Accrued expenses		50,489
Total current liabilities		70,499

Long-Term Liabilities:

Simple agreements for future equity ("SAFE") notes payable		781,359
Long-term debt, notes payable		299,981
Due to related party		47,629
Due to stockholder		63,400
Total long-term liabilities		1,192,369

Total Liabilities		
		1,262,868

Stockholder's Deficit:

Common stock, $.001 par value; 10,000,000 shares authorized		
1,000,000 shares issued and outstanding at December 31, 2021		1,000
Additional paid-in-capital		164,646
Accumulated deficit		(1,250,619)
Total Stockholder's Deficit		(1,084,973)

Total Liabilities and Stockholder's Deficit	$	177,895

See accompanying notes to the financial statements.

bluShift Aerospace, Inc.

Statement of Operations

Year ended December 31, 2021

Revenues	$	5,000
Cost of sales		3,821
Gross Profit		1,179
Operating Expenses:		
Research and development		749,427
General and administrative		304,479
Total operating expenses		1,053,906
Loss from Operations		(1,052,727)
Other Income (Expenses):		
Loan forgiveness, paycheck protection program ("PPP")		67,697
Other income		2,223
Interest expense		(304)
Total other income, net		69,616
Net Loss	$	(983,111)

See accompanying notes to the financial statements.

bluShift Aerospace, Inc.

Statement of Changes in Stockholder's Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount			
Balances, January 1, 2021	10,000 $	10,000 $	155,646 $	(267,508) $	(101,862)
Stock split 1:100	990,000	(9,000)	9,000	-	-
Net Loss	-	-	-	(983,111)	(983,111)
Balances, December 31, 2021	1,000,000 $	1,000 $	164,646 $	(1,250,619) $	(1,084,973)

See accompanying notes to the financial statements.

bluShift Aerospace, Inc.

Statement of Cash Flows

Year ended December 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	(983,111)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,056
Loan forgiveness, paycheck protection program ("PPP")		(67,697)
Increase (decrease) in cash resulting from a change in:		
Prepaid expenses		683
Accounts payable		19,653
Accrued expenses		50,308
Deferred revenue		(5,000)
Due to related party		47,629
Due to stockholder		63,400
Net Cash Used in Operating Activities		(873,079)
Cash Flows from Investing Activities:		
Purchases of property and equipment		(12,674)
Cash Flows from Financing Activities:		
Proceeds from issuance of SAFE notes		781,359
Proceeds from long term debt, notes payable, net		222,981
Proceeds from long term debt, note payable PPP		35,997
Net Cash Provided by Financing Activities		1,040,337
Net Increase in Cash and Cash Equivalents		154,584
Cash and Cash Equivalents, beginning of year		10,835
Cash and Cash Equivalents, end of year	$	165,419

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$	304

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the year ended December 31, 2021, the Company received a second PPP loan
in the amount of $35,997, that was forgiven during the year then ended.

During the year ended December 31, 2020, the Company received a first draw PPP loan in the
amount of $31,700. The first draw PPP loan was forgiven during the year ended December 31, 2021.

See accompanying notes to the financial statements.

1. Business Operations

The Company

The financial statements present the activity of bluShift Aerospace, Inc. ("bluShift" or the "Company"). bluShift was incorporated on October 10, 2014, under the laws of the Commonwealth of Massachusetts and reincorporated under the laws of the state of Maine on December 13, 2016. On March 22, 2021, the Company reincorporated under the laws of the state of Delaware (see Note 7). The Company is developing a unique line of rockets powered by bio-derived fuels to launch nanosatellites into space, with offices and warehouse space located in Maine.

Going Concern

The Company has been primarily involved with research and development activities and has incurred operating losses and negative cash flows from operations since its inception. The Company is subject to a number of risks associated with technology-oriented, early-stage companies, including, but not limited to, successful development of its products, raising additional capital, development by its competitors of new technological innovations, protection of proprietary technology, regulatory approval, and market acceptance of the Company's products. The Company anticipates that it will continue to incur significant operating losses for the next several years as it continues to develop its product candidates.

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2021, the Company had positive working capital of $94,920, accumulated deficit of $1,250,619, and cash on hand of $165,419. The Company had a net loss of $983,111 for the year ended December 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates raising additional funding through debt and equity financing and managing expenditures until the Company becomes cash flow positive. The financial statements as of December 31, 2021, have been prepared on the basis that the Company will continue as a going concern.

Management has developed an operating plan designed to increase revenue, control operating costs, establish customer and vendor relationships, and raise additional capital in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. The Company's ability to continue as a going concern is dependent upon it executing in accordance with management's plan. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

On January 30, 2020, the World Health Organization ("WHO") announced an international public health emergency related to the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The extent to which the COVID-19 pandemic impacts the Company's financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the virus, the duration of the outbreak, governmental regulations and restrictions, travel restrictions and actions to contain the outbreak or treat its impact.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below:

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major renewals, additions, and betterments are charged to the property accounts, while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. At the time of retirement or other disposal of property and equipment, the cost and accumulated depreciation or amortization are removed from their respective accounts and any resulting gain or loss is included in operations.

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Life in Years
Leasehold improvements	Shorter of life of lease or useful life

Depreciation and amortization expense related to property and equipment was $1,056 for the year ended December 31, 2021.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. As of December 31, 2021, the Company determined that there have been no events or changes in circumstance that would trigger impairment testing of the Company's long-lived assets.

Convertible Debt

The Company records a discount to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price of the note. Debt discounts under these arrangements are amortized in noncash interest expense using the effective interest rate method over the term of the related debt to their date of maturity.

If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved. As of December 31, 2021, no triggering events have occurred that would require the Company to record a beneficial conversion feature.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, using the following steps: 1) identification of the contract, or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract, and 5) recognition of revenue when or as the Company satisfies the performance obligations.

When the Company enters into a grant with a customer, it believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. The Company has established credit and collection processes whereby collection assessments are performed and allowances for bad debt are recognized. As a normal business practice, the Company does not enter into contracts that require more than one year to complete or that contain significant financing components.

Customer product returns based on historical experience have not been material to the financial statements, and therefore the Company reflects returns when the return occurs and does not record a reserve for returns on the financial statements. When a customer returns a product, the return is recognized as a reduction of gross sales and related cost of products sold.

In accordance with Topic 606, a customer contract liability will arise when the Company has received payment for goods and services but has not yet transferred the items to a customer and satisfied its performance obligations. The Company records a customer contract liability for performance obligations outstanding related to payments received in advance of future customer performance obligations.

The Company's revenues are primarily derived from grant agreements associated with the performance of a service (development of a rocket). Revenue generally consists of a single performance obligation to transfer a promised good or service and is short-term in nature. Revenues are recognized as services are provided by bluShift and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. The Company considers handling and delivery as activities to fulfill its performance obligations. Billings for third-party freight, handling and delivery are accounted for as cost of sales. These costs have been evaluated and do not meet the criteria for recognition as capitalizable costs.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred advertising expense of $52,923 for the year ended December 31, 2021.

Research and Development Costs

The Company expenses research and development costs as incurred.

Income Taxes

The Company filed with the Internal Revenue Service to revoke its Subchapter S election on March 15, 2021. This revocation was effective on January 1, 2021, and as a result, the Company will not be taxed as a Subchapter S of the Internal Revenue Code for income tax return purposes for years beginning after 2020.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income as well as between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company recognizes income tax benefits only in the event that a position is more likely than not to be sustained upon examination by the applicable taxing authority. The Company does not believe it has any uncertain tax positions as of December 31, 2021.

Subsequent Events

The Company has evaluated subsequent events through August 30, 2022, which is the date the financial statements were available for issuance, see Note 11.

3. Concentration of Credit Risk

The Company has a potential concentration of credit risk in that it sometimes maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured bank for each account ownership category. As of December 31, 2021, the Company did not have deposits in excess of FDIC limits.

4. Simple Agreement for Future Equity ("SAFE") Notes Payable

During the year ended December 31, 2021, the Company issued SAFE notes in the aggregate amount of $781,359 to investors. Upon an equity financing by the Company, as defined, the SAFE notes would automatically convert into stock at a price equal to the price per share offered in the financing less a 10% discount as defined in each respective SAFE note agreement. Upon a liquidity event, before the expiration or termination of the SAFE notes, the investor would receive a cash payment equal to the purchase amount or automatically receive from the Company shares of common stock equal to the purchase divided by the liquidity price.

At December 31, 2021, the outstanding SAFE notes balance was $781,359.

5. Long-term Debt

During the year ended December 31, 2020, the Company entered into a note agreement with the Maine Technology Institute ("MTI"), as part of a program to stimulate research and development activities in the State of Maine. The original note agreement was for $77,000 payable over 60 months bearing an interest rate of 5%, with payments commencing on January 1, 2023. In June of 2022, the note agreement was amended and restated, whereby the Company borrowed an additional $22,981, bringing the total balance borrowed to $99,981, and the payment commencement date was delayed until January 1, 2024.

During the year ended December 31, 2021, the Company entered into a separate note agreement with MTI under the same program for $150,000. During 2021, the note agreement was later amended, whereby the Company borrowed an additional $50,000. Provided the Company reach certain milestones outlined in the note agreement, the Company is eligible to borrow an additional $100,000 from MTI. The note bears interest at 5%, payments commence on January 1, 2024, and is payable over 60 months.

At December 31, 2021, the notes balance due to MTI was $299,981.

Maturities of the long-term debt are as follows:

Years ending December 31,		
2022	$	-
2023		-
2024		43,275
2025		59,346
2026		62,382
Thereafter		134,978
	$	299,981

6. Related Party Transactions

Due to Related Party

The Company has outstanding amounts totaling $47,659 owed to an affiliated entity through common ownership. As of December 31, 2021, there are no set repayment terms. The balance is not expected to be repaid for at least one year, and as such has been classified as a long-term liability on the balance sheet.

Due to Stockholder

During the year ended December 31, 2021, the stockholder of the Company loaned the Company $63,400 to assist with various operating expenses. As of December 31, 2021, there are no set repayment terms. The balance is not expected to be repaid for at least one year, and as such has been classified as a long-term liability on the balance sheet.

7. Common Stock

As of December 31, 2021, the Company had authorized 10,000,000 shares of $.001 par value common stock, with 1,000,000 shares issued and outstanding. On March 22, 2021, the Company converted from a Maine Corporation to a Delaware Corporation (the "conversion"), and in the process of doing so, the articles of incorporation were amended to increase the authorized, issued, and outstanding shares in a 1:100 stock split. The Company's common stock also converted from having no par, to having a par value of $.001.

As noted in Note 2, the conversion resulted in the Company revoking their Subchapter S Election, and as of March 22, 2021, the Company is being treated as a C Corporation under the Internal Revenue Code.

8. Note Payable, Paycheck Protection Program ("PPP")

During the years ended December 31, 2021 and 2020, the Company obtained unsecured loans through a bank in the amount of $35,997 and $31,700, respectively, in connection with the PPP pursuant to the CARES Act. The Company used the proceeds for payroll and rent. On August 12, 2021 and March 4, 2021, the Company applied for and received forgiveness for both PPP loans in the amount of $35,997 and $31,700, respectively, which is included in other income in the accompanying statement of operations.

9. Operating Leases

The Company leases warehouse space in various locations in the state of Maine for space needed for construction. One lease arrangement renews annually, while all other lease agreements are month to month. These lease agreements do not impact future obligations of the Company.

10. Income Taxes

The Company was an S corporation for the years prior to 2021 and therefore there are no entity level taxes prior to 2021. For the year ended December 31, 2021, the Company did not record a current or deferred income tax expense or (benefit) due to current losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

The difference between the effective tax rate and the statutory US federal tax rate is due primarily to changes in the valuation allowance and permanent differences.

The components of the net deferred tax assets and (liabilities) in the accompanying balance sheet at December 31, 2021, are as follows:

December 31, 2021

Deferred Tax Assets (Liabilities):		
Net operating loss carryforwards	$	242,696
Credit carryforwards		48,783
Total Deferred Tax Assets, net		291,479
Valuation allowance		(291,479)
Net Deferred Taxes	$	-

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As of December 31, 2021, the Company has concluded that it is more likely than not that most of the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a valuation allowance for its deferred tax assets as of December 31, 2021, that the company believes will not be realized.

At December 31, 2021, the Company had US federal net operating loss carryovers of approximately $1,021,000 and US state net operating loss carryovers of approximately $1,020,000. In addition, at December 31, 2021, the Company had US research and development tax credits of approximately $47,300 and US state research and development tax credits of approximately $1,800.

The Tax Cuts and Jobs Act of 2017 ("TCJA") will generally allow US federal losses incurred after 2017 to be carried over indefinitely but will generally limit the NOL deduction to the lesser of the NOL carryover or 80% of a corporation's taxable income (subject to Code Section 382/383). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation's NOL carryover or 100% of a corporation's taxable income (subject to Code Section 382/383) and be available for twenty years from the period the loss was generated.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since its inception that could result in an ownership change, and has not completed a current study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since its formation. As a result, if the Company earns net taxable income, its ability to use pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

The Company files income tax returns in the United States and in the state of Maine. The federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2019, through December 31, 2021. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.

11. Subsequent Events

Subsequent to year end, the Company issued additional SAFE notes to investors totaling $295,213. Upon an equity financing by the Company, as defined, the SAFE notes would automatically convert into stock at a price equal to the price per share offered in the financing less a 10% discount as defined in each respective SAFE note agreement. Upon a liquidity event, before the expiration or termination of the SAFE notes, the investor would receive a cash payment equal to the purchase amount or automatically receive from the Company shares of common stock equal to the purchase divided by the liquidity price. As of August 30, 2022, the total outstanding SAFE notes balance was $1,076,572.

Subsequent to year end, the Company achieved the milestones referenced in Note 5, and received an additional $100,000 advance as part of the 2021 MTI note payable agreement. As of August 30, 2022, the total notes balance due to MTI was $399,981.

Based on the additional borrowings, as of August 30, 2022, maturities of the long-term debt are as follows:

Years ending December 31,		
2022	$	-
2023		-
2024		61,331
2025		78,325
2026		82,332
Thereafter		177,993
	$	399,981

Subsequent to year end, the stockholder of the Company loaned the Company an additional $80,000. As of August 30, 2022, there are still no set repayment terms. The balance is not expected to be repaid for at least one year. The total balance due to the stockholder as of August 30, 2022 is $143,400.